United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale announces the resignation of the Chairman of the Board of Directors Rio de Janeiro, July 6, 2026 – Vale S.A. (“Vale” or the “Company”) informs that it received, on this date, a letter from Mr. Daniel André Stieler communicating his resignation from the positions of member and Chairman of the Company’s Board of Directors, effective immediately. Vale’s Board of Directors expresses its gratitude to Mr. Stieler for his leadership, dedication and contributions to the Company during his tenure as a Board member since 2021 and, in particular, as its Chairman since 2023. Throughout this period, his work was essential to strengthening corporate governance, continuously enhancing the Board’s work and strategic decision-making that contributed to the sustainable value generation, institutional strengthening and consolidation of Vale’s long-term vision. As a result of this event, item 1 of the agenda of the Extraordinary General Meeting called for July 22, 2026 is rendered without effect. The remaining items remain unchanged for deliberation by the shareholders. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 6, 2026		Director of Investor Relations